Patriot Minerals, Inc.
Suite 122, 155 Minories
London, U.K., EC3N 1AD

November 4, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:            Patriot Minerals, Inc.
Registration Statement on Form S-1
File No. 333-171907

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Patriot Minerals, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-171907) together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2011.  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current market conditions.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 (a) under the Securities Act.

If you have any questions, please contact Lan Nguyen of Esquire Consulting, Inc., the Company’s counsel,  at (213) 489-4515.

Patriot Minerals, Inc.

/s/ Catherine Carter-Worrall
Catherin Carter-Worrall
President